Exhibit 2.3
Development Agreement
By and Among
Axcan Holdings Inc.,
Axcan Lone Star Inc.
and
Mpex Pharmaceuticals, Inc.
April 11, 2011

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DEVELOPMENT AGREEMENT
     This Development Agreement (this “Agreement”) is entered into and made effective as of the 11th day of April, 2011 (the “Effective Date”) by and among Mpex Pharmaceuticals, Inc., a Delaware corporation having its principal place of business at 11535 Sorrento Valley Road, San Diego, CA 92121 (“Mpex”), Axcan Holdings Inc., a Delaware corporation having offices at 100 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807 (“Acquiror”), and Axcan Lone Star Inc., a Delaware corporation and indirect wholly owned subsidiary of Acquiror (“Sub”, and collectively with Acquiror, “Axcan”). Mpex and Axcan are each referred to herein by name or as a “Party” or, collectively, as the “Parties.”
RECITALS
     Whereas, Mpex possesses proprietary technology and know-how related to the Product (as defined below);
     Whereas, Axcan is interested in acquiring all title and interest in and to the Product and, effective as of the date hereof, Mpex, Acquiror, Sub and the Securityholders’ Representative Committee have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Acquiror has the right to acquire all outstanding shares of Mpex on the terms and conditions set forth in the Merger Agreement, and Mpex, Acquiror and Sub have entered into an Option Agreement (the “Option Agreement”), pursuant to which Axcan has an option to terminate the Merger Agreement in accordance with the terms and conditions set forth in the Option Agreement;
     Whereas, after the Effective Date, Mpex will transfer, dispose of or otherwise abandon all of its assets that are unrelated to the Product (the “Divestiture”); and
     Whereas, certain personnel among the personnel employed by Mpex as of the Effective Date have expertise in the clinical development of the Product, Axcan desires for such personnel to continue to carry out the clinical development of the Product pursuant to the Development Plan, and such personnel will, in connection with the Divestiture, become employed by a newly formed company formed for the initial purpose of holding the Divestiture Assets (“Spinco”).
     Now, therefore, in consideration of the premises and mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

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ARTICLE 1
DEFINITIONS
As used in this Agreement, the following terms shall have the meanings set forth in this ARTICLE 1, and any other capitalized terms that are not otherwise defined herein shall have the respective meanings given to them in the Merger Agreement:
     1.1 “AAA” has the meaning assigned to such term in Section 11.2.3.
     1.2 “Acquiror” has the meaning assigned to such term in the Preamble.
     1.3 “Aeroquin™ IP” has the meaning set forth in the Option Agreement.
     1.4 “Affiliate” means any Person, whether de jure or de facto, which directly or indirectly through one (1) or more intermediaries controls, is controlled by or is under common control with a Party. A Person shall be deemed to “control” another Person if it (a) owns, directly or indirectly, beneficially or legally, at least fifty percent (50%) of the outstanding voting securities or capital stock (or such lesser percentage which is the maximum allowed to be owned by a Person in a particular jurisdiction) of such other Person, or has other comparable ownership interest with respect to any Person other than a corporation; or (b) has the power, whether pursuant to contract, ownership of securities or otherwise, to direct the management and policies of the Person. For the purposes of clarity, Mpex is not an Affiliate of Axcan or any of its subsidiaries at any time prior to the closing of the Merger in accordance with the terms of the Merger Agreement, if any.
     1.5 “Agreement” has the meaning assigned to such term in the Preamble.
     1.6 “Arbitration Request” has the meaning assigned to such term in Section 11.2.
     1.7 “Axcan” has the meaning assigned to such term in the Preamble.
     1.8 “Axcan Development Costs” means, from and after the Closing, any and all costs incurred by Axcan or the Surviving Corporation to third parties with respect to the Development of the Product by Mpex as set forth in the Development Plan, pursuant to any agreements or instruments to which the Surviving Corporation is a party (other than this Agreement).
     1.9 “Business Day” means each day other than a Saturday or Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.
     1.10 “Calendar Quarter” means a period of three (3) consecutive months ending on the last day of March, June, September, or December, respectively.
     1.11 “Calendar Year” means a period of twelve (12) consecutive months beginning on January 1 and ending on December 31.

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     1.12 “cGMP” means current Good Manufacturing Practices as defined in Parts 210 and 211 of Title 21 of the U.S. Code of Federal Regulations, as may be amended from time to time, or any successor thereto.
     1.13 “Chairperson” has the meaning assigned to such term in Section 3.1.2.
     1.14 “CMC Activities” means activities related to the chemistry, manufacturing and controls of the Product, as specified by the FDA, EMA or other applicable Regulatory Authority.
     1.15 “Commercialize” or “Commercialization” means to market, promote, detail, distribute, offer for sale, sell, have sold, import, export, license, use, prepare for launch or otherwise commercialize the Product.
     1.16 “Confidential Information” has the meaning assigned to such term in Section 7.1.
     1.17 “Control,” “Controls,” “Controlled” or “Controlling” means, with respect to Information or intellectual property, the possession of the ability to grant access, licenses or sublicenses thereto as provided herein without violating the terms of any agreement or other arrangement with any Third Party at the time of such grant.
     1.18 “Data Lock Date” means the first date on which no further changes may be made to either the Mpex-207 or Mpex-209 clinical trial database, in accordance with the Development Plan.
     1.19 “Develop” or “Development” means [*]
     1.20 “Development Budget” means that portion of the Development Plan that sets forth the budget for the activities allocated to Mpex under the Development Plan, as may be amended from time to time by the JSC.
     1.21 “Development Costs” means the costs incurred by Mpex after the Effective Date, as calculated in accordance with generally accepted accounting principles applicable in the United States of America (“US GAAP”) that are specifically identifiable (or reasonably and consistently allocable) to the Development of the Product by Mpex as set forth in the Development Plan. [*] For clarity, Development Costs shall not include (a) any milestone payments made to [*] or (b) any Axcan Development Costs; as between the Parties, with respect to clause (a), Axcan shall make such payments directly to [*], and, with respect to clause (b), Axcan shall make such payments directly to the other relevant Person.
     1.22 “Development IP” means any and all intellectual property (including Patents, Information and copyrights) arising after the Effective Date and resulting directly or indirectly from Mpex’s performance of the Development Plan. For clarity, the phrase “Mpex’s performance” in the preceding sentence refers to both (a) the performance of Mpex between the Effective Date and the date of assumption of the Development Agreement by Spinco pursuant to Section 2.1 and (b) the performance of Spinco between the date of assumption of the Development Agreement by Spinco pursuant to Section 2.1 and the end of the Term.

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     1.23 “Development Plan” means the plan for the Development of the Product, attached hereto as Exhibit A, as such plan may be amended from time to time in accordance with the terms of this Agreement.
     1.24 “Disclosing Party” has the meaning assigned to such term in Section 7.1.
     1.25 “Divestiture” has the meaning assigned to such term in the Recitals.
     1.26 “Dollars” or “$” means the legal tender of the U.S.
     1.27 “Effective Date” has the meaning assigned to such term in the Preamble.
     1.28 “eFlow® Device” has the meaning assigned to such term in the [*].
     1.29 “EMA” means the European Medicines Agency, and any successor agency thereto.
     1.30 “European Commission” means the executive body of the European Union that has legal authority to grant marketing authorization approvals for pharmaceutical products in the European Union following scientific evaluation and recommendation from the EMA or other applicable Regulatory Authorities.
     1.31 “European Union” or “EU” means all countries that are officially recognized as member states of the European Union at any particular time during the Term.
     1.32 “EU Approval” means the first receipt of all Regulatory Approvals (including pricing approvals) required to sell the Product in [*] of the countries in the Major Markets.
     1.33 “Executive Officers” has the meaning assigned to such term in Section 3.2.
     1.34 “FDA” means the U.S. Food and Drug Administration, and any successor entity thereto.
     1.35 “FD&C Act” or “Act” means the United States Federal Food, Drug and Cosmetic Act, as amended.
     1.36 “Filing Date” has the meaning assigned to such term in Section 5.2.3.
     1.37 “Forecast” has the meaning assigned to such term in Section 5.1.1.
     1.38 “FTE” means the equivalent of a full-time individual’s work, at least forty hours per week, including customary holidays and vacation time consistent with past practice, for a twelve (12)-month period, performing Development activities allocated to Mpex pursuant to the Development Plan.
     1.39 “FTE Rate” means the annual rate of FTE cost incurred by Mpex for Development activities allocated to Mpex pursuant to the Development Plan, which rate is $[*].

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     1.40 “GSK Agreement” means that certain Research and Development Collaboration, Option and License Agreement by and between Mpex and SmithKline Beecham Corporation (doing business as GlaxoSmithKline) dated as of June 13, 2008, as amended.
     1.41 “IND” means (a) an Investigational New Drug Application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA, or (b) the equivalent application to the applicable Regulatory Authority in any other regulatory jurisdiction, the filing of which is necessary to initiate or conduct clinical testing of a pharmaceutical product in humans in such jurisdiction.
     1.42 “Indemnitee” has the meaning assigned to such term in Section 9.3.
     1.43 “Information” means all tangible and intangible (a) information, techniques, technology, practices, trade secrets, inventions (whether patentable or not), methods, knowledge, know-how, skill, experience, data, results (including pharmacological, biological, chemical, biochemical, toxicological and clinical test data and results), analytical and quality control data, results or descriptions, software and algorithms and (b) compositions of matter, cells, cell lines, assays, animal models and physical, biological or chemical material. As used herein, “clinical test data” shall be deemed to include all information related to the clinical or pre-clinical testing, including patient report forms, investigators’ reports, biostatistical, pharmaco-economic and other related analyses, regulatory filings and communications, and the like.
     1.44 “Joint Steering Committee” or “JSC” has the meaning assigned to such term in Section 3.1.
     1.45 “Key Personnel” means (a) the persons listed on Schedule 1.45 or (b) a replacement for such person who is designated in accordance with Section 4.9.
     1.46 “Law” means any and all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any federal, national, multinational, state, provincial, county, city or other political subdivision, domestic or foreign.
     1.47 “License Agreement” means the License Agreement by and among Acquiror, Sub and Mpex of even date hereof.
     1.48 “Losses” has the meaning assigned to such term in Section 9.1.
     1.49 “MAA” means a Marketing Authorization Application filed with the EMA under the centralized European procedure for regulatory approval of pharmaceutical products.
     1.50 “Major Markets” means [*].
     1.51 “Manufacture” means all activities related to the manufacturing of the Product or eFlow® Device, for use in Development or Commercialization, including in-process and finished product testing, release of product or any component or ingredient thereof, quality assurance activities related to manufacturing and release of product, ongoing stability and conformance testing, and regulatory activities related to any of the foregoing.

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     1.52 “Merger Agreement” has the meaning assigned to such term in the Recitals.
     1.53 “Mpex” has the meaning assigned to such term in the Preamble.
     1.54 “NDA” means a New Drug Application (as more fully defined in 21 C.F.R. 314.5 et seq. or its successor regulation) and all amendments and supplements thereto filed with the FDA.
     1.55 “Other Development Personnel” has that meaning assigned to such term in Section 4.8.2.
     1.56 “Party” or “Parties” has the meaning assigned to such term in the Preamble.
     1.57 “Patent” means (a) all patents and patent applications in any country or supranational jurisdiction in the Territory, (b) any substitutions, divisions, continuations, continued prosecution applications, continuations-in-part, provisional applications, reissues, renewals, registrations, confirmations, validations, re-examinations, extensions (including pediatric extensions), additions, restorations, supplementary protection certificates and the like of any such patents or patent applications, and (c) foreign counterparts of any of the foregoing.
     1.58 “Payment Amount” has the meaning assigned to such term in Section 5.1.2.
     1.59 “Person” means any individual, partnership, joint venture, limited liability company, corporation, firm, trust, association, unincorporated organization, governmental authority or agency, or any other entity not specifically listed herein.
     1.60 “Post-Filing Commitment” has the meaning assigned to such term in Section 4.2.2.
     1.61 “Post-Filing Period” has the meaning assigned to such term in Section 5.2.3.
     1.62 “Pre-Filing Amount Paid” has the meaning assigned to such term in Section 5.3.1.
     1.63 “Pre-Filing Period” has the meaning assigned to such term in Section 5.2.3.
     1.64 “Pre-Filing Permitted Overrun” has the meaning assigned to such term in Section 5.3.1.
     1.65 “Pre-Filing Permitted Savings” has the meaning assigned to such term in Section 5.3.2.
     1.66 “Pre-Paid Development Amount” has the meaning assigned to such term in Section 5.1.2.

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     1.67 “Product” means the pharmaceutical product currently identified as Aeroquin™, consisting of the levofloxacin compound that is formulated for delivery through the device currently identified as the PARI eFlow® Device.
     1.68 “Prosecution and Maintenance” or “Prosecute and Maintain” means, with regard to a Patent, the preparing, filing, prosecuting and maintenance of such Patent, as well as re-examinations, reissues, and requests for patent term adjustments and patent term extensions with respect to such Patent, together with the initiation or defense of interferences, the initiation or defense of oppositions and other similar proceedings with respect to the particular Patent and any appeals therefrom. For clarification, “Prosecution and Maintenance” or “Prosecute and Maintain” shall not include any other enforcement actions taken with respect to a Patent.
     1.69 “Receiving Party” has the meaning assigned to such term in Section 7.1.
     1.70 “Regulatory Approval” means any and all approvals, licenses, registrations, or authorizations of any country, federal, supranational, state or local regulatory agency, department, bureau or other government entity that are necessary for the Commercialization of the Product in the applicable jurisdiction. For clarity, all NDAs and MAAs are Regulatory Approvals.
     1.71 “Regulatory Authority” means the FDA, and any health regulatory authority in any country in the Territory that is a counterpart to the FDA and holds responsibility for granting regulatory marketing approval for the Product in such country, and any successor(s) thereto, including the European Commission.
     1.72 “Related IP” means any and all intellectual property (including Patents, Information and copyrights) (a) that is not Aeroquin IP or Development IP and (b) that is (i) owned or Controlled by Mpex or its Affiliates as of the Effective Date or during the period between the Effective Date and the assumption of the Development Agreement by Spinco pursuant to Section 2.1 which is reasonably useful for making, using, selling, offering for sale or importation of the Product anywhere in the world or (ii) owned or Controlled by Spinco or its Affiliates as of the assumption of the Development Agreement by Spinco pursuant to Section 2.1 or during the Term which is reasonably useful for making, using, selling, offering for sale or importation of the Product anywhere in the world. For purposes of clarification, Related IP shall in no event include any intellectual property of any bona fide third party that acquires Spinco (whether by sale of stock, sale of assets, merger, consolidation or otherwise), regardless of whether such intellectual property would otherwise fall within the foregoing definition. Moreover, Related IP shall in no event include any intellectual property that is the subject of either (i) an exclusive license granted by Mpex to GSK pursuant to the GSK Agreement (as in effect as of the date hereof) or (ii) an unexpired option for an exclusive license granted by Mpex to GSK pursuant to the GSK Agreement (as in effect as of the date hereof).
     1.73 “Spinco” has the meaning assigned to such term in the Recitals.
     1.74 “Sub” has the meaning assigned to such term in the Preamble.
     1.75 “Term” has the meaning assigned to such term in Section 10.1.

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     1.76 “Territory” means the entire world.
     1.77 “Third Party” means any entity other than Mpex, Acquiror or Sub or an Affiliate of Mpex, Acquiror or Sub.
     1.78 “Total Development Amount” means [*] Dollars ($[*]) (based upon the “Total Development Expense excluding Milestones” (as set forth in the spreadsheet attached hereto as Schedule 1.78)), minus the Pre-Paid Development Amount.
     1.79 “United States” or “U.S.” means the United States of America.
     1.80 “US Approval” means the first approval by FDA of an NDA with respect to the Product.
ARTICLE 2
ASSUMPTION BY SPINCO
     2.1 Assumption by Spinco. Subject to Sections 9.4 and 11.4, as part of the Divestiture and transfer of the Key Personnel to Spinco, Spinco shall assume all of Mpex’s obligations under this Agreement, will succeed to Mpex’s (a) rights to be paid by Axcan and (b) remedies, under this Agreement, and will replace Mpex as a Party to this Agreement. The foregoing shall be effectuated by an agreement (the “Assignment Agreement”) in which: (a) Spinco expressly assumes all rights and obligations of Mpex under this Agreement, (b) Mpex is obligated to contribute to Spinco all amounts received by Mpex pursuant to Section 5.1.2 to the extent that such amounts have not, as of the effective date of the assumption of this Agreement by Spinco, been spent by Mpex in the course of performing its obligations pursuant to the Development Plan, (c) Spinco assigns to Mpex all right, title and interest in and to all Development IP that is created on or after the effective date of the assumption of this Agreement by Spinco, (d) Spinco grants (subject to Section 10.3) Mpex a non-exclusive, fully paid, worldwide, perpetual, irrevocable license (with the right to grant sublicenses) under the Related IP, to make, have made, use, import, offer for sale and sell the Product, and (e) Axcan is named as a third party beneficiary for the purpose of enforcing Spinco’s obligation to assign such Development IP to Mpex and to license the Related IP to Mpex. Mpex shall provide Axcan with a complete and accurate copy of the Assignment Agreement within 5 Business Days of the effective date of the assumption of this Agreement by Spinco. Upon such assumption effective date, except for any express statements to the contrary, all provisions of this Agreement that apply to Mpex and are operative after such assumption effective date shall be deemed to apply to Spinco with respect to the operation thereof after such assumption effective date.
ARTICLE 3
MANAGEMENT OF THE COLLABORATION
     3.1 Joint Steering Committee. Within thirty (30) calendar days after the Effective Date, Axcan and Mpex shall establish a joint steering committee (the “JSC”), which shall have overall responsibility for the collaboration established by this Agreement.

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     3.1.1 Responsibilities. The purposes of the JSC shall be:
               (a) to maintain oversight of the overall Development strategy for the Product in the U.S. and Europe;
               (b) to approve any amendments to the Development Plan proposed by a Party, including amendments to the Development Budget;
               (c) to develop and implement a procedure for delivering and approving Forecasts;
               (d) to monitor the progress of Development of the Product, including comparing (i) activities with the Development Plan and (ii) Development Costs and Axcan Development Costs with the Development Budget; and
               (e) to work together with the Axcan sales and marketing personnel to assure a smooth transition from Development to Commercialization.
     For clarity, the JSC shall not have any authority beyond the specific matters set forth above in this Section 3.1.1 and elsewhere in this Agreement, and in particular shall not have any power to amend, modify or waive compliance with the terms or provisions of this Agreement.
          3.1.2 Membership. The JSC shall be composed of an equal number of representatives appointed by each of Axcan and Mpex. Each Party may replace its representatives at any time upon written notice to the other Party. The Parties shall designate a chairperson from among the members of the JSC (each, a “Chairperson”) to oversee the operation of the JSC and prepare minutes as set forth in Section 3.1.5, each such Chairperson to serve a twelve (12) month term. The right to name the Chairperson shall alternate between Axcan and Mpex, with Mpex designating the first such Chairperson.
          3.1.3 Decision-Making. All decisions of the JSC shall be made by consensus, with Axcan and Mpex each having collectively one (1) vote in all decisions. Should the members of the JSC maintain a disagreement on any matter for which consensus has been sought, either Party may commence the dispute resolution process pursuant to Section 3.2.
          3.1.4 Meetings.
               (a) The JSC shall hold meetings at such times as such committee determines, but in no event shall such meetings be held less frequently than once every [*].
               (b) With respect to in-person meetings, the JSC shall meet alternately at Acquiror’s facilities in New Jersey and Mpex’s facilities in California or at such locations as the Parties may otherwise agree.
               (c) Meetings of the JSC may be held by audio or video teleconference with the consent of each Party. Each Party shall be responsible for all of its own expenses of participating in such meetings.

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               (d) Action taken at a meeting of the JSC shall not be effective unless two or more representatives of each Party are present or participating; provided, that action taken at a meeting of the JSC shall be effective even if fewer than two representatives of one Party (but not if fewer than two representatives of both Parties) are present or participating at such meeting, if either (i) such meeting was duly noticed (including a specification of the meeting location, date, time and purposes) in accordance with the procedures set forth in Section 11.6 at least ten (10) Business Days prior to the proposed meeting date, and the Party with fewer than two representatives present or participating at such meeting did not object to such meeting in accordance with the procedures set forth in Section 11.6 prior to such meeting’s occurrence or (ii) such meeting was the third attempt to hold a meeting that was (and in each of the previous three attempts had been) duly noticed as specified in the immediately preceding clause (i) for occurrence on a Business Day during standard business hours, regardless of whether the Party with fewer than two representatives present or participating at such meeting objected to such meeting.
          3.1.5 Agenda and Minutes. The Chairperson shall be responsible for preparing and circulating an agenda in advance of each meeting of the JSC and minutes of each meeting of the JSC, setting forth, inter alia, a description, in reasonable detail, of the discussions at the meeting and a list of any actions, decisions or determinations approved by the JSC and a list of any issues to be resolved by the Executive Officers pursuant to Section 3.2. Such minutes shall be effective only after approval by one representative of each of Axcan and Mpex. With the sole exception of specific items of the meeting minutes to which the members of the JSC cannot agree and which are escalated to the Executive Officers as provided in Section 3.2 below, the Parties will use commercially reasonable efforts to finalize definitive minutes of all JSC meetings within ten (10) Business Days after the meeting to which the minutes pertain. If at any time during the preparation and finalization of the JSC minutes, Axcan and Mpex do not agree on any issue with respect to the minutes, such issue shall be resolved by the escalation process as provided in Section 3.2. The decision resulting from the escalation process shall be recorded by the Chairperson in amended finalized minutes for said meeting.
     3.2 Dispute Procedure. In the event that the JSC is unable to reach a consensus decision within ten (10) Business Days after it has met and attempted to reach such decision, then either Party may, by written notice to the other, have such issue referred to the Chief Executive Officer of Mpex, or such other person holding a similar position designated by Mpex from time to time, and the Chief Executive Officer of Acquiror, or such other person holding a similar position designated by Axcan from time to time (collectively, the “Executive Officers”), for resolution. The Executive Officers shall meet promptly to discuss the matter submitted and to determine a resolution. If the Executive Officers are unable to determine a resolution as promptly as possible, which shall in no case be more than ten (10) Business Days after the matter was referred to them, the issue shall be resolved as follows:
          3.2.1 Mpex Final Say. Mpex shall have final decision-making authority with respect to any disputes concerning:
               (a) [*], provided that the [*] and that the [*] thereby;

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               (b) any addition to the Development Plan [*] for [*] wherein the performance of [*] would be allocated, in whole or in part, to Mpex or that would require Mpex [*] not contemplated by the initial [*]; and
               (c) [*] that is not reasonably necessary to achieve US Approval or EU Approval and that is reasonably expected to cause the [*].
          3.2.2 Axcan Final Say. Axcan shall have final decision-making authority with respect to any disputes concerning [*].
     3.3 Clinical Steering Committee. Axcan shall have the right to participate, either in person or by phone or videoconference (in Axcan’s discretion), in all meetings of Mpex’s Clinical Steering Committee. Mpex shall notify Axcan of the date and time for each such meeting as soon as such date and time are finalized. Mpex shall provide to Axcan, at the same time that it provides such items to the members of Mpex’s Clinical Steering Committee, with the agenda for such meeting and all other background materials and documents provided to such members in connection with such meeting.
ARTICLE 4
DEVELOPMENT PLANS
     4.1 Development Plan Overview.
          4.1.1 Development of the Product pursuant to this Agreement shall be conducted pursuant to a comprehensive written development plan that specifies all Development activities (including nonclinical, preclinical, and clinical activities, CMC activities, activities pertaining to the procurement of the eFlow® Device or the Product for clinical purposes, and regulatory activities with respect to the Product), the Party responsible for conducting such activities, the timelines for the performance of such Development activities and, on a Calendar Quarter by Calendar Quarter basis, a reasonably detailed budget for those activities allocated to Mpex, and the target product profile for the Product (the “Development Plan”). The Parties have agreed upon an initial Development Plan, a copy of which is attached to this Agreement as Exhibit A.
          4.1.2 As frequently as appropriate and not less than [*] beginning with the first full Calendar Year after the Effective Date, either Party may propose amendments to the Development Plan. The proposing Party shall submit such proposed amendments to Development Plan to the JSC for approval, and such amendment shall not be incorporated into the Development Plan unless and until they are approved by the JSC.
     4.2 Obligations for Product Development.
          4.2.1 Mpex shall, either on its own or through one or more subcontractors in accordance with Section 4.7, conduct, in a timely and complete manner and in accordance with applicable Law and applicable pharmaceutical industry standards, the Development activities allocated to Mpex in the Development Plan, and will not undertake or engage or authorize any

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Person to undertake any Development activities or other tasks or studies relating to the Product that are not allocated to Mpex in the Development Plan. Mpex shall allocate sufficient equipment, facilities, other resources and personnel (either on its own or through a subcontractor in accordance with Section 4.7) to conduct its obligations under the Development Plan in a timely and complete manner and to accomplish the objectives of the Development Plan; all such personnel shall have appropriate experience and expertise to conduct such Development activities.
          4.2.2 [*].
          4.2.3 Mpex shall keep the JSC regularly apprised of the progress and results of its Development activities pursuant to the Development Plan. At least five (5) Business Days in advance of each quarterly meeting of the JSC, Mpex will provide the JSC members with a reasonably detailed written report summarizing the status of its activities under the Development Plan, the data arising from such Development activities and Mpex’s projected progress under the Development Plan in a format agreed by the JSC. Promptly upon completion of each clinical trial described in the Development Plan, Mpex and Axcan shall work collaboratively to review the data therefrom and discuss the interpretive results thereof. Mpex shall report the results thereof to the JSC in accordance with the statistical analysis plan and shall provide the JSC with copies of all material clinical data and any other data reasonably requested by the JSC. Mpex shall prepare or cause to be prepared, a final, audited report with respect to such trial suitable for submission to the Regulatory Authorities and Mpex shall provide such report to the JSC within the timelines set forth in the Development Plan and in no event more than six (6) months after completion of such study. For the purposes of this Section 4.2.3, a clinical trial shall be deemed to be “completed” on the date that the database for such trial is locked.
          4.2.4 Mpex shall maintain complete, current and accurate records of all work conducted by it under the Development Plan, and all data and other Information resulting from such work. Such records shall fully and properly reflect all work done and results achieved in the performance of the Development activities in good scientific manner appropriate for patent and regulatory purposes. Axcan shall have the right to review and copy such records at reasonable times. Axcan shall also have the right, upon reasonable advance notice, to conduct an audit of Mpex’s performance of the activities allocated to Mpex pursuant to the Development Plan, including without limitation Mpex’s monitoring visits, review of monitoring reports, maintenance of data integrity, and oversight of subcontractors.
          4.2.5 Transfer of Documents, Data and Devices. As soon as reasonably practicable after NDA filing or after Axcan takes over all activities under the Development Agreement pursuant to Section 4.4.1, Mpex will: (a) transfer to Axcan or its designated representative all original clinical and regulatory correspondence and data and results arising from performance of the Development Plan, including, without limitation, the trial master file, the clinical database and the safety database; provided that if such transfer is after NDA filing, Mpex may keep copies of the foregoing for the sole purpose of carrying out its remaining obligations under the Development Plan; (b) at Axcan’s request, assign to Axcan all agreements entered into by Mpex with respect to Development or pursuant to which Mpex subcontracted any obligation under the Development Plan; and (c) deliver to Axcan or its designated representative

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all work in progress pursuant to the Development Plan, all raw materials purchased with Development Plan payments and all quantities of Product or eFlow Devices in its possession or Control.
     4.3 Product Supply. Axcan shall fund and, unless otherwise agreed by Axcan, Mpex shall procure sufficient quantities of the Product to conduct the Development activities set forth in the Development Plan. Mpex may enter into an agreement with any Third Party with respect to the supply of Product or any component thereof with Axcan’s prior written approval. Mpex shall procure sufficient quantities of the eFlow® Devices to conduct the Development activities set forth in the Development Plan. To the extent allowed by applicable Third Party agreements, Axcan shall have the right, but not the obligation, to oversee directly (including serving as the primary contact with any Third Party performing such work) all supply and CMC related activities conducted with respect to the Product. If Axcan does not exercise such right, then Mpex will do so at Axcan’s written request, provided that such activities are allocated to Mpex in the Development Plan.
     4.4 Mpex Failure Event.
          4.4.1 Failure Event. In the event that Mpex [*], then Axcan shall have the right to allege a failure on the part of Mpex (an “Mpex Failure Event”) by written notice to Mpex, such notice to set forth the detailed basis for such alleged failure. Subject to Section 4.4.2, upon receipt of such notice of an Mpex Failure Event, Mpex shall have a period of ninety (90) calendar days within which to cure such Mpex Failure Event. Upon conclusion of such ninety (90) calendar day cure period, if Mpex has not cured such Mpex Failure Event to Axcan’s reasonable satisfaction, Axcan shall have the right, but not the obligation, to take over all activities under the Development Plan. Mpex will take all reasonable steps to assist Axcan in the transition of such activities if Axcan elects to assume Development control under this Section 4.4.1. In such event, assuming no dispute between the Parties is ongoing (in which case Section 4.4.2 shall apply) Axcan’s funding obligations under Article 5 shall cease with respect to all Development activities not then completed and Mpex shall promptly return to Axcan all amounts paid by Axcan pursuant to Section 5.1.2 to the extent such amounts exceed the Development Costs incurred prior to Axcan’s election to assume Development control under this Section 4.4.1.
          4.4.2 Dispute. In the event that Mpex disputes the allegation of an Mpex Failure Event in good faith, Mpex shall have the right to submit such dispute to the Executive Officers in accordance with Section 11.1 within thirty (30) calendar days after receipt of notice of the Mpex Failure Event from Axcan as provided in Section 4.4.1 above. If the Executive Officers are unable to resolve the dispute regarding an Mpex Failure Event within 30 calendar days and Mpex decides to resolve such dispute through arbitration as provided in Section 11.2, then Mpex shall continue to conduct the activities under the Development Plan until first adjudication by arbitration pursuant to Section 11.2 or settlement of such dispute in Axcan’s favor, and if the first adjudication by arbitration pursuant to Section 11.2 or settlement of such dispute is not in Axcan’s favor, then Mpex shall continue to conduct the activities under the Development Plan. If the first adjudication by arbitration pursuant to Section 11.2 or settlement of such dispute is in Axcan’s favor, then Axcan shall have the right to take over the activities under the Development Plan and Axcan’s funding obligations under Article 5 shall cease with respect to all Development

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activities not then completed and Mpex shall promptly return to Axcan all amounts paid by Axcan pursuant to Section 5.1.2 to the extent such amounts exceed the Development Costs incurred prior to Axcan’s election to assume Development control. The Parties agree to use commercially reasonable efforts to ensure that any arbitration of a dispute involving an Mpex Failure Event shall be adjudicated within ninety (90) days after initiation of the arbitration procedure set forth in Section 11.2. During the entire time pending the final resolution of any such dispute, including during Executive Officer consultation or during arbitration, settlement negotiations or any other related legal proceeding, Mpex shall continue conducting the activities under the Development Plan and Axcan shall continue to be responsible for funding such activities in accordance with Article 5.
          4.4.3 No Liability for Axcan. Under no circumstances shall Axcan have liability for a breach of its obligations under Section 4.3 or 5.1.2 of this Agreement or Section 5.5 of the Option Agreement to the extent that such breach is caused by Mpex’s failure to comply with its obligations pursuant to this Agreement. Under no circumstances shall the Securityholders’ Representative Committee have the right to cause a Product reversion pursuant to Section 5.16(e) of the Merger Agreement on account of any circumstance described in Section 5.16(b) or 5.16(c) of the Merger Agreement if such circumstance arose due to Mpex’s failure to comply with its obligations pursuant to this Agreement.
     4.5 Regulatory Matters; Compliance.
          4.5.1 IND Holder. As between Mpex and Spinco, Mpex shall hold all INDs for the Product and, at the time of assumption of this Agreement by Spinco pursuant to Section 2.1, Mpex shall appoint Spinco as its agent so that Spinco can perform the responsibilities allocated to Mpex pursuant to this Section 4.5. At Axcan’s request prior to NDA filing, Mpex shall transfer the INDs to Axcan.
          4.5.2 Regulatory Strategy. Axcan shall propose and the JSC shall discuss the strategy for filing for and obtaining Regulatory Approval for the Product.
          4.5.3 IND-Related Responsibilities. Mpex, as the holder of, or after this Agreement is assumed by Spinco pursuant to Section 2.1, Spinco as the agent of the holder of, all INDs with respect to the Product, shall be responsible for all filings with the Regulatory Authorities that are required of IND holders, including safety updates, amendments, annual reports, pharmacovigilance filings (as described in greater detail in Section 4.5.8), investigator notifications, manufacturing facility inspections and certifications and maintenance and updates for such INDs. Mpex shall provide Axcan, for its review and comment, with drafts of all such filings a reasonable time in advance of their submission to the applicable Regulatory Authority. Mpex shall consider all comments provided by Axcan pursuant to this Section 4.5.3 in good faith, taking into account the best interest of the Product. If the Parties are in disagreement, Axcan shall have the right to request that the Parties immediately convene, either in person or by telephone, in order to discuss the matter.
          4.5.4 NDA and MAA Filings. Axcan shall have the right, but not the obligation, to prepare, in coordination with Mpex, all documents required to be submitted to

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Regulatory Authorities with respect to an NDA or MAA for the Product. In the event that Axcan elects not to prepare such documents, then Mpex shall prepare such submissions in a manner consistent with the Development Plan. Mpex shall provide such draft documents to Axcan, for its review and comment. Each Party agrees to consider all comments provided pursuant to this Section 4.5.4 in good faith, taking into account the best interest of the Product. If the Parties are in disagreement, the commenting Party shall have the right to request that the Parties immediately convene, either in person or by telephone, in order to discuss the matter. Axcan shall approve, before filing, all documents to be submitted to Regulatory Authorities for obtaining or maintaining an NDA or MAA for the Product. Axcan shall be responsible for filing with the applicable Regulatory Authorities all such documents in its own name, such that it shall hold any resulting Regulatory Approval.
          4.5.5 Meetings. To the extent not prohibited by Law, Axcan and Mpex will participate in all meetings with the FDA or other Regulatory Authority that pertain to the Product. The JSC will decide which Party will take the lead role in such meetings; if the JSC does not reach consensus on this issue, then Axcan shall take such lead role. Axcan’s and Mpex’s members of the JSC shall use reasonable efforts to agree in advance on the scheduling of such meetings and on the objectives to be accomplished at such meetings, and the agenda for such meetings. Each Party will provide the other Party, at least five (5) Business Days before any such meeting, with copies of all documents, correspondence and other materials in its possession, which are relevant to the matters to be addressed at any such meeting. Documents filed with the Regulatory Authority in anticipation of such meeting will be provided to the other Party at the time of filing.
          4.5.6 Provision of Information. Within six (6) months of the Effective Date, Mpex shall provide to Axcan all Information then in its possession relating to the Product. Mpex shall provide to Axcan on a regular and timely basis (but in no event less than monthly), and otherwise immediately upon Axcan’s request, all Information in its possession relating to the Product that has not been previously provided to Axcan pursuant to this Section 4.5.6 and shall provide the opportunity to discuss the same. Mpex shall promptly provide all reasonable assistance to Axcan in complying with its regulatory obligations in the Territory.
          4.5.7 Regulatory Communications. Mpex shall, immediately upon receipt of any contact with or communication from any Regulatory Authority relating to a Product, but in no event more than five (5) Business Days after such receipt or contact, forward to Axcan a copy (if in writing) or written description (if oral) of the same and shall promptly respond to all reasonable inquiries by Axcan relating thereto.
          4.5.8 Adverse Event Reporting. Mpex shall be responsible for reporting all adverse drug reaction experiences related to the Product in connection with the activities of Mpex under this Agreement to the appropriate Regulatory Authorities in the countries in the Territory in which the Product is being developed, in accordance with the appropriate laws and regulations of the relevant countries and Regulatory Authorities. Mpex shall provide Axcan notice within five (5) Business Days of receipt of notification of any Serious Adverse Event (as defined by the applicable Regulatory Authority) that require expedited reporting to Regulatory Authorities, but in no event later than the deadline for disclosing such Serious Adverse Event to

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the applicable Regulatory Authority. Mpex shall provide Axcan with a monthly report detailing any other Adverse Events (as defined by the applicable Regulatory Authority) and nonexpedited Serious Adverse Events. In addition, Mpex shall provide copies of all reports to Axcan as soon as possible prior to any filing with a Regulatory Authority. Axcan shall have the right to review and audit from time to time Mpex’s pharmacovigilance policies and procedures.
          4.5.9 Orphan Drug Tax Credits. It is the understanding of the Parties that, to the extent funded by Axcan pursuant to this Agreement, the Orphan Drug Tax Credits are for the benefit of Axcan. Mpex shall make any regulatory filings or amendments, if necessary, to such filings to ensure this.
     4.6 Publication Plan. Mpex shall not publish any Information arising from performance of the Development Plan without the prior written consent of Axcan.
     4.7 Subcontracting.
          4.7.1 In addition, and subject to the terms of this Agreement, each Party shall have the right to engage Affiliates or Third Party subcontractors to perform its obligations under this Agreement to the extent the Development Plan expressly contemplates such subcontracting. Any Affiliate or Third Party subcontractor to be engaged by a Party to perform a Party’s obligations set forth in the Agreement shall meet the qualifications typically required by such Party for the performance of work similar in scope and complexity to the subcontracted activity. Notwithstanding the preceding, any Party engaging an Affiliate or Third Party subcontractor hereunder shall remain principally responsible and obligated for such activities. In addition, any Party engaging an Affiliate or Third Party subcontractor shall in all cases retain or obtain all right, title and interest in and to any and all intellectual property created by such Affiliate or Third Party subcontractor directly related to such subcontracted activity. If it is not commercially feasible for such Party to obtain all right, title and interest in and to trade secrets or know-how to be created by such Affiliate or Third Party subcontractor, the contracting Party shall not enter into such agreement or arrangement without the prior written consent of the other Party.
          4.7.2 Mpex shall obtain the prior written consent of Axcan before entering into any agreement with a Third Party that pertains to activities allocated to Mpex under the Development Plan if (a) in the case of any agreement that is not a clinical trial agreement, such agreement involves an expense of more than [*] Dollars ($[*]), (b) in the case of any clinical trial agreement, such agreement is not consistent with Mpex’s practices prior to the Effective Date, does not name Axcan as a third party beneficiary or is not assignable by Mpex to Axcan without requiring consent of such Third Party or any payment or other consideration to such Third Party, or (c) such agreement is not of the type entered into by Mpex in the ordinary course of its business.
     4.8 Exclusivity.
          4.8.1 [*].

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          4.8.2 In the event Axcan [*] (the “Other Product”), such [*] may, not withstanding Section 4.8.1, retain rights to the Other Product and may conduct, participate in, license, or fund, directly or indirectly, alone or with a Third Party, research or development with respect to, or commercialize the Other Product. [*]:
               (a) [*];
               (b) [*]; and
               (c) [*].
     4.9 Key Personnel. If any person listed on Schedule 1.45 ceases to be employed by Mpex (except as a result of such person’s transfer of employment to Spinco in connection with the Divestiture) or becomes unable to perform activities allocated to Mpex in the Development Plan, then Mpex shall use diligent efforts to find a replacement for such person who has comparable experience and skills and is acceptable to Axcan. [*].
ARTICLE 5
DEVELOPMENT COSTS AND AXCAN DEVELOPMENT COSTS
     5.1 Development Forecasts and Payments.
          5.1.1 Forecasts. [*]
          5.1.2 [*]
     5.2 Development Cost Reports.
          5.2.1 Within fifteen (15) Business Days after the end of each of the first, second and fourth Calendar Quarters in a calendar year, Mpex shall provide Axcan with a written report summarizing all Development Costs incurred during such Calendar Quarter and comparing such Development Costs against the Development Budget for such Calendar Quarter.
          5.2.2 Within thirty (30) Business Days after the end of the third Calendar Quarter in a calendar year, Mpex shall provide Axcan with a written report (a) summarizing all Development Costs incurred during such Calendar Quarter and comparing such Development Costs against the Development Budget for such Calendar Quarter and (b) specifying in reasonable detail all Development Costs incurred during such calendar year and comparing such Development Costs against the Development Budget for such calendar year, on a line item-by-line item basis (e.g., corresponding to the line items specified in the spreadsheet attached hereto as Schedule 1.78). Such report shall be accompanied by invoices or other appropriate supporting documentation for any payments to Third Parties that individually exceed $[*] or such other amount as may be determined by the Parties.
          5.2.3 Within ten (10) Business Days after the first NDA filing for the Product (the “Filing Date”), Mpex shall provide Axcan with a written report (a) summarizing all

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Development Costs incurred from the Effective Date until the Filing Date (such period, the “Pre-Filing Period”) and (b) specifying in reasonable detail all Development Costs incurred during the Pre-Filing Period and comparing such Development Costs against the Development Budget for the Pre-Filing Period, on a line item-by-line item basis (e.g., corresponding to the line items specified in the spreadsheet attached hereto as Schedule 1.78). Such report shall be accompanied, to the extent not previously provided to Axcan pursuant to Section 5.2.2, by invoices or other appropriate supporting documentation for any payments to Third Parties that individually exceed $[*] or such other amount as may be determined by the Parties.
          5.2.4 Within ten (10) Business Days after the later of the US Approval and the EU Approval, Mpex shall provide Axcan with a written report (a) summarizing all Development Costs incurred from the Filing Date until such time (such period, the “Post-Filing Period”) and (b) specifying in reasonable detail all Development Costs incurred during such period and comparing such Development Costs against the Development Budget for the Post-Filing Period, on a line item-by-line item basis (e.g., corresponding to the line items specified in the spreadsheet attached hereto as Schedule 1.78). Such report shall be accompanied, to the extent not previously provided to Axcan pursuant to Section 5.2.2 or 5.2.3, by invoices or other appropriate supporting documentation for any payments to Third Parties that individually exceed $[*] or such other amount as may be determined by the Parties.
     5.3 [*]
          5.3.1 [*]
          5.3.2 [*]
     5.4 Method of Payment. All payments due from Axcan to Mpex under this Agreement shall be paid in Dollars by wire transfer to a bank in the United States designated in writing by Mpex.
     5.5 Taxes. If a law or regulation of any country of the Territory requires withholding of taxes of any type, levies or other charges with respect to any amounts payable hereunder to Mpex, [*]. Axcan agrees to provide reasonable assistance to Mpex in claiming exemption from such deductions or withholdings under double taxation or similar agreement or treaty from time to time in force and in minimizing the amount required to be so withheld or deducted. The recipient of any transfer under this Agreement of Patents, Information or Products, as the case may be, shall be solely responsible for, and shall hold harmless the transferor of such property against, any sales, use, value added, excise or other taxes applicable to such transfer.
     5.6 Late Payments. In addition to any other rights and remedies available to a Party, any amount owed by one Party to the other Party under this Agreement that is not paid within the applicable time period set forth herein shall accrue interest at [*] above the then applicable London Interbank Offered Rate, as quoted in the Wall Street Journal, or, if lower, the highest rate permitted under applicable law.

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ARTICLE 6
INTELLECTUAL PROPERTY RIGHTS
     6.1 Ownership. Mpex shall be the sole owner of all right, title and interest in and to the Development IP that is created by Mpex prior to the assumption of this Agreement by Spinco pursuant to Section 2.1. As a result of Spinco’s assignment to Mpex, pursuant to the Assignment Agreement, of the Development IP that is created by Spinco after the assumption of this Agreement by Spinco pursuant to Section 2.1, Mpex (which term, in this case, shall not refer to Spinco after such assumption) shall be the sole owner of all right, title and interest in and to such Development IP.
     6.2 License to Related IP. Subject to Section 10.3, Mpex hereby grants to Axcan a non-exclusive, fully paid, worldwide, perpetual, irrevocable license (with the right to grant sublicenses) under the Related IP, to Develop the Product. Mpex shall provide written notice to Axcan of any intellectual property that becomes Related IP due to the treatment of such intellectual property under the [*] (the “Related IP Notice”). Any Related IP Notice shall be promptly delivered to Axcan by Mpex following Mpex’s good faith determination that such intellectual property has become Related IP (in no event more than 20 Business Days following such determination by Mpex) and shall describe such intellectual property in reasonable detail.
     6.3 Assistance with Prosecution and Maintenance. At Axcan’s request and subject to reimbursement of reasonable documented costs, Mpex shall provide reasonable assistance to Axcan with respect to Prosecution and Maintenance of Aeroquin™ IP or Development IP, including assisting with the drafting of Patent applications therefor, commenting on draft filings, discussing relevant prior art, and executing any required or reasonably useful documents or instruments for such Prosecution and Maintenance.
ARTICLE 7
CONFIDENTIALITY
     7.1 Confidentiality; Exceptions. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, the Parties agree that the receiving Party (the “Receiving Party”) shall keep confidential and shall not publish or otherwise disclose or use for any purpose other than as provided for in this Agreement any Information or other confidential and proprietary information and materials, patentable or otherwise, in any form (written, oral, photographic, electronic, magnetic, or otherwise) which is disclosed to it by the other Party or its Affiliates (the “Disclosing Party”) or otherwise received or accessed by a Receiving Party in the course of performing its obligations or exercising its rights under this Agreement including trade secrets, know-how, inventions or discoveries, proprietary information, formulae, processes, techniques and information relating to a Party’s past, present and future marketing, financial, and Development activities of any product or potential product or useful technology of the Disclosing Party and the pricing thereof (collectively, “Confidential Information”), except to the extent that it can be established by the Receiving Party that such Confidential Information:

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          7.1.1 was in the lawful knowledge and possession of the Receiving Party prior to the time it was disclosed to, or learned by, the Receiving Party, or was otherwise developed independently by the Receiving Party, as evidenced by written records kept in the ordinary course of business, or other documentary proof of actual use by the Receiving Party;
          7.1.2 was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;
          7.1.3 became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the Receiving Party in breach of this Agreement, the Option Agreement, the Merger Agreement or the License Agreement; or
          7.1.4 was disclosed to the Receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the Disclosing Party not to disclose such information to others.
     Notwithstanding the foregoing, all Information arising out of the Development and Development IP shall be considered Confidential Information of Axcan, and, prior to the consummation of the Merger, Mpex shall (i) be considered the Receiving Party with respect thereto, and (ii) not be permitted to rely upon the exception set forth in Section 7.1.1 with respect thereto.
     Further notwithstanding the foregoing, as of and from the Closing, all obligations of Axcan shall terminate with respect to Confidential Information of Mpex.
     7.2 Authorized Disclosure. Except as expressly provided otherwise in this Agreement, a Receiving Party may use and disclose Confidential Information of the Disclosing Party as follows: (a) under appropriate confidentiality provisions similar to those in this Agreement, in connection with the performance of its obligations pursuant to this Agreement; or (b) to the extent such disclosure is required by Law; provided, however, that if a Receiving Party is required by Law to make any such disclosure of a Disclosing Party’s Confidential Information it will, except where impracticable for necessary disclosures, for example in the event of medical emergency, give reasonable advance notice to the Disclosing Party of such disclosure requirement and, except to the extent inappropriate in the case of patent applications, will use its reasonable efforts to secure confidential treatment of such Confidential Information required to be disclosed; or (c) in communication with investors, consultants, advisors or others on a need to know basis, in each case under appropriate confidentiality provisions substantially equivalent to those of this Agreement; or (d) to the extent mutually agreed to in writing by the Parties. In addition to the foregoing permitted disclosures, Axcan may use and disclose Confidential Information of Mpex as follows: (a) under appropriate confidentiality provisions similar to those in this Agreement, in connection with the exercise of rights granted or reserved in this Agreement or the Merger Agreement; or (b) to the extent such disclosure is reasonably necessary in filing or prosecuting patent, copyright and trademark applications with respect to the Product, prosecuting or defending litigation, complying with applicable governmental regulations, obtaining or maintaining Regulatory Approval, conducting pre-clinical activities or clinical trials

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with respect to the Product or marketing Products. In each of the above situations, the Receiving Party shall remain responsible for any failure by any Person who receives the Confidential Information pursuant to this Section 7.2 to treat such Confidential Information as required under this Article 7.
     7.3 Press Release; Disclosure of Agreement. On or promptly after the Effective Date, the Parties shall jointly issue a public announcement of the execution of this Agreement, the Option Agreement, the Merger Agreement and the License Agreement in such form separately agreed upon between the Parties. Neither Party shall issue any press release or other public disclosure regarding this Agreement, the Option Agreement, the Merger Agreement or the License Agreement, or the Parties’ activities hereunder or thereunder, or any results or data arising hereunder or thereunder, except (a) with the other Party’s prior written consent (which consent shall not be unreasonably withheld), (b) as reasonably necessary to comply with all applicable national securities exchange listing requirements or laws, rules or regulations or (c) as otherwise permitted in accordance with this Article VII. Each Party agrees to provide to the other Party a copy of any public announcement or disclosure regarding this Agreement, the Option Agreement, the Merger Agreement or the License Agreement, or the subject matter hereof or thereof, as soon as reasonably practicable under the circumstances prior to such public announcement’s or disclosure’s scheduled release, and, absent extraordinary circumstances, at least three (3) Business Days prior to such public announcement’s or disclosure’s scheduled release. Each Party shall have the right to expeditiously review and recommend changes to any such announcement or disclosure and, except as otherwise required by laws, rules or regulations, the Party whose announcement has been reviewed shall remove any Confidential Information of the reviewing Party that the reviewing Party reasonably deems to be inappropriate for disclosure. The principles to be observed by Mpex and Axcan in any such permitted public disclosures with respect to this Agreement, the Option Agreement, the Merger Agreement or the License Agreement shall be: accuracy and completeness, the requirements of confidentiality under this Article 7, and the normal business practice in the pharmaceutical and biotechnology industries for disclosures by companies comparable to Mpex and Axcan. Notwithstanding the foregoing, to the extent information regarding this Agreement, the Option Agreement, the Merger Agreement or the License Agreement has already been publicly disclosed other than through any act or omission of a Party in breach of this Agreement, the Option Agreement, the Merger Agreement or the License Agreement, either Party may subsequently disclose the same information to the public without the consent of the other Party. Each Party shall be permitted to disclose the terms of this Agreement, the Option Agreement, the Merger Agreement or the License Agreement, in each case under appropriate confidentiality provisions substantially equivalent to those of this Agreement and the Merger Agreement, to any actual or potential acquirers, merger partners, and professional advisors.
     7.4 Remedies. Each Party shall be entitled to seek, in addition to any other right or remedy it may have, at law or in equity, a temporary injunction, without the posting of any bond or other security, enjoining or restraining the other Party from any violation or threatened violation of this Article 7.
     7.5 Clinical Trial Register. Mpex shall have the first right to publish the results or summaries of results of all clinical trials conducted by either Party with respect to the Product on

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www.clinicaltrials.gov or its successor website, provided that Axcan shall have the right to review and approve all such summaries at least ten (10) Business Days prior to submission of such publication, with such approval not to be unreasonably withheld. Axcan shall be identified in such publication as a co-sponsor of the applicable clinical trial.
     7.6 Survival. This Article 7 (other than Section 7.5) shall survive the expiration or earlier termination of this Agreement indefinitely with respect for Confidential Information which is a trade secret and for a period of ten (10) years after the date of expiration or termination, as applicable, with respect to all other Confidential Information.
ARTICLE 8
REPRESENTATIONS AND WARRANTIES
     8.1 Representations and Warranties of Both Parties. Each Party hereby represents, warrants, and covenants to the other Party, as of the Effective Date, that:
          8.1.1 such Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof;
          8.1.2 such Party has taken all necessary action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;
          8.1.3 this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation, enforceable against it in accordance with the terms hereof;
          8.1.4 the execution, delivery and performance of this Agreement by such Party does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it is bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over such Party;
          8.1.5 no government authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, under any applicable laws, rules or regulations currently in effect, is or will be necessary for, or in connection with, the transaction contemplated by this Agreement or any other agreement or instrument executed in connection herewith, or for the performance by it of its obligations under this Agreement and such other agreements except as may be required under the Merger Agreement or to obtain HSR clearance; and
          8.1.6 to the best of its knowledge, it has not employed (and, to the best of its knowledge without further duty of inquiry, has not used a contractor or consultant that has employed) and in the future will not employ (or, to the best of its knowledge without further duty of inquiry, use any contractor or consultant that employs) any individual or entity debarred by the FDA (or subject to a similar sanction of EMA), or, to the best of its knowledge without further duty of inquiry, any individual who or entity which is the subject of an FDA debarment

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investigation or proceeding (or similar proceeding of EMA), in the conduct of the pre-clinical activities or clinical trials of the Product.
     8.2 Mutual Covenants. Each Party hereby covenants to the other Party that:
          8.2.1 All employees of such Party or its Affiliates and working under this Agreement shall be under the obligation to assign all right, title and interest in and to their inventions and discoveries, whether or not patentable, if any, to such Party as the sole owner thereof;
          8.2.2 Such Party shall not employ (or, to the best of its knowledge without further duty of inquiry, shall not use any contractor or consultant that employs) any individual or entity debarred by the FDA (or subject to a similar sanction of EMA), or, to the best of its knowledge without further duty of inquiry, any individual who or entity which is the subject of an FDA debarment investigation or proceeding (or similar proceeding of EMA), in the conduct of its activities under the Development Plan;
          8.2.3 The Development activities allocated to such Party in the Development Plan shall be performed by qualified personnel in a professional manner;
          8.2.4 Such Party shall (a) perform its activities pursuant to this Agreement in compliance with all applicable federal, state and local laws, regulations and ordinances, including but not limited to the FD&C Act and the regulations promulgated thereunder, and including, but not limited to, to the extent applicable, good laboratory and clinical practices and cGMP and other applicable industry standards, and (b) with respect to the care, handling and use in Development activities hereunder of any non-human animals by or on behalf of such Party, at all times comply (and shall ensure compliance by any of its subcontractors) with all applicable federal, state and local laws, regulations and ordinances;
          8.2.5 Neither Party shall, during the Term, grant any right or license to any Third Party relating to any of the intellectual property rights it Controls which would conflict or interfere with any of the rights or licenses granted to the other Party hereunder; and
          8.2.6 Each Party will notify the other Party in writing promptly in the event that it has actual knowledge of the material breach of any covenant under this Section 8.2 or the material breach of any representation or warranty provided by either Party under Section 8.1.
     8.3 Additional Mpex Covenants. Mpex hereby covenants to Axcan that:
          8.3.1 Mpex will use commercially reasonable efforts to retain employees who are qualified to perform the activities under this Agreement, including maintaining the Carveout Plan described in Section 2.1 of the Option Agreement; and
          8.3.2 Spinco will administer all agreements and instruments with third parties related to Development activities under the Development Plan in such a manner as will not cause Axcan or the Surviving Corporation to be in breach of such agreements and instruments from and after the Closing; provided, however, that nothing in this

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Section 8.3.2 will be deemed to obligate Spinco to pay any of the Axcan Development Costs.
     8.4 Additional Axcan Covenant. Axcan hereby covenants to Mpex that, from the Effective Date to the Data Lock Date, Axcan will not, [*].
     8.5 Disclaimer. Except as otherwise expressly set forth in this Agreement, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY THAT ANY PATENTS ARE VALID OR ENFORCEABLE OR THAT THEIR EXERCISE DOES NOT INFRINGE ANY PATENT RIGHTS OF THIRD PARTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. Without limiting the generality of the foregoing, each Party disclaims any warranties with respect to: (a) the success of any study or test commenced under this Agreement, (b) the safety or usefulness for any purpose of the technology or materials it provides under this Agreement; and/or (c) the validity, enforceability, or non-infringement of any intellectual property rights or technology it provides or licenses to the other Party under this Agreement.
ARTICLE 9
INDEMNIFICATION
     9.1 Indemnification by Axcan. Axcan shall indemnify, defend and hold harmless Mpex (and after the assumption pursuant to Article 2, Spinco), and its Affiliates, and its or their respective directors, officers, employees and agents, from and against any and all liabilities, damages, losses, costs and expenses including, but not limited to, the reasonable fees of attorneys and other professionals (collectively, “Losses”), arising out of or resulting from any and all Third Party suits, claims, actions, proceedings or demands (“Claims”) based upon:
          9.1.1 the negligence, recklessness or wrongful intentional acts or omissions of Axcan and/or its Affiliates and its or their respective directors, officers, employees and agents, in connection with Axcan’s performance of its obligations or exercise of its rights under this Agreement; or
          9.1.2 any breach of any representation or warranty or express covenant made by Axcan under Article 8 or any other provision under this Agreement;
except, in each case above, to the extent such Claim arose out of or resulted from or is attributable to the negligence, recklessness or wrongful intentional acts or omissions of Mpex and/or its Affiliates, or their respective directors, officers, employees or agents.

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     9.2 Indemnification by Mpex. Mpex (and after the assumption pursuant to Article 2, Spinco) shall indemnify, defend and hold harmless Axcan and its Affiliates, and its or their respective directors, officers, employees and agents, from and against any and all Losses arising out of or resulting from any and all Third Party Claims based upon:
          9.2.1 the negligence, recklessness or wrongful intentional acts or omissions of Mpex and/or its Affiliates and/or its or their respective directors, officers, employees and agents, in connection with Mpex’s performance of its obligations or exercise of its rights under this Agreement; and
          9.2.2 any breach of any representation or warranty or express covenant made by Mpex under Article 8 or any other provision under this Agreement;
except, in each case above, to the extent such Claim arose out of or resulted from or is attributable to the negligence, recklessness or wrongful intentional acts or omissions of Axcan and/or its Affiliate, or their respective directors, officers, employees and agents.
          9.3 Procedure. In the event that any person (an “Indemnitee”) entitled to indemnification under Section 9.1 or 9.2 is seeking such indemnification, such Indemnitee shall (i) inform, in writing, the indemnifying Party of the claim as soon as reasonably practicable after such Indemnitee receives notice of such claim, (ii) permit the indemnifying Party to assume direction and control of the defense of the claim (including the sole right to settle it at the sole discretion of the indemnifying Party, taking into consideration in good faith any reasonable concerns or objections raised by the Indemnitee; provided that such settlement does not impose any obligation on, or otherwise adversely affect, the Indemnitee or other Party), (iii) cooperate as reasonably requested (at the expense of the indemnifying Party) in the defense of the claim, and (iv) undertake all reasonable steps to mitigate any loss, damage or expense with respect to the claim(s).
     9.4 LIMITATION OF LIABILITY. EXCEPT FOR A BREACH OF ARTICLE 7 OR FOR CLAIMS OF A THIRD PARTY WHICH ARE SUBJECT TO INDEMNIFICATION UNDER THIS ARTICLE 9 OR AS OTHERWISE EXPRESSLY STATED IN THIS AGREEMENT, NEITHER MPEX NOR AXCAN, NOR ANY OF THEIR AFFILIATES OR SUBLICENSEES WILL BE LIABLE TO THE OTHER PARTY TO THIS AGREEMENT, ITS AFFILIATES OR ANY OF THEIR SUBLICENSEES FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, RELIANCE OR PUNITIVE DAMAGES OR LOST OR IMPUTED PROFITS OR ROYALTIES, IRRESPECTIVE OF WHETHER THAT PARTY OR ANY REPRESENTATIVE OF THAT PARTY HAS BEEN ADVISED OF, OR OTHERWISE MIGHT HAVE ANTICIPATED THE POSSIBILITY OF, ANY SUCH LOSS OR DAMAGE. MOREOVER, IN NO CASE SHALL MPEX BE LIABLE TO AXCAN FOR ANY AMOUNT EXCEEDING [*] DOLLARS [*]. AXCAN’S SOLE AND EXCLUSIVE REMEDY FOR ANY AND ALL AMOUNTS RECOVERABLE BY AXCAN UNDER THIS AGREEMENT WILL BE OFFSET AGAINST AMOUNTS PAYABLE BY AXCAN PURSUANT TO THE OPTION AGREEMENT AND/OR THE MERGER AGREEMENT, AS APPLICABLE, IN ACCORDANCE WITH THE FOLLOWING SENTENCE. IN FURTHERANCE OF THE FOREGOING, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED

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HEREIN, IN THE OPTION AGREEMENT OR IN THE MERGER AGREEMENT, AXCAN SHALL BE ENTITLED TO RETAIN AND SETOFF AGAINST ANY PAYMENTS PURSUANT TO THE MERGER AGREEMENT OR THE OPTION AGREEMENT AMOUNTS ARISING OUT OF ANY CLAIMS DESCRIBED IN THE NOTICES THAT HAVE BEEN DELIVERED PURSUANT TO SECTION 9.3 PRIOR TO THE DATE SUCH PAYMENTS ARE TO BE MADE; PROVIDED, THAT, IN THE CASE OF ANY OFFSET AGAINST PAYMENTS PURSUANT TO SECTION 3.1 OR 3.2 OF THE OPTION AGREEMENT, SUCH CLAIM SHALL BE MADE PRIOR TO CLOSE OF BUSINESS ON APRIL 15, 2011 (AND, FOR THE AVOIDANCE OF DOUBT, ANY CLAIM MADE PRIOR TO SUCH TIME SHALL SURVIVE UNTIL FULLY AND FINALLY RESOLVED).
ARTICLE 10
TERM AND TERMINATION
     10.1 Term; Expiration. This Agreement shall become effective as of the Effective Date and, unless earlier terminated pursuant to the other provisions of this Article 10, shall expire upon the earlier of (a) completion of all activities contemplated by the Development Plan or (b) reversion of the Project pursuant to Section 5.16 of the Merger Agreement or (c) delivery of a Termination Notice (as defined in the Option Agreement) as contemplated by Section 2.3.2 of the Option Agreement (the “Term”).
     10.2 Termination by Mpex. Mpex may, without prejudice to any other remedies available to it at law or in equity, terminate this Agreement in the event Axcan shall have materially breached or defaulted in the performance of any of its material obligations hereunder, and such default shall have continued for thirty (30) calendar days after written notice thereof was provided to Axcan by Mpex, such notice describing with particularity and in detail the alleged material breach. If Axcan reasonably and in good faith disagrees as to whether there has been a material breach by Axcan, then Axcan may contest the allegation in accordance with Section 11.1. Notwithstanding the above sentence, the cure period for any allegation made in good faith as to a material breach under this Agreement will run from the date that written notice was first provided to Axcan by Mpex. Any such termination of the Agreement under this Section 10.2 shall become effective at the end of such thirty (30) day period, unless Axcan has cured any such breach or default prior to the expiration of such thirty (30) day period. The right of Mpex to terminate this Agreement, or a portion of this Agreement, as provided in this Section 10.2 shall not be affected in any way by Mpex’s waiver or failure to take action with respect to any previous default.
     10.3 Accrued Rights; Surviving Provisions of the Agreement.
          10.3.1 In the event of the expiration of this Agreement pursuant to Section 10.1(b) or (c) or any termination of this Agreement notwithstanding anything contained herein to the contrary, all licenses granted to Axcan shall terminate. In addition, Axcan’s funding obligations under Article 5 shall cease with respect to all Development activities not then completed and Mpex shall promptly return to Axcan all amounts paid by Axcan pursuant to

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Section 5.1.2 to the extent such amounts exceed the Development Costs incurred prior to such termination or expiration.
          10.3.2 Termination, relinquishment or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of any Party prior to such termination, relinquishment or expiration including the payment obligations under Article 5 hereof and any and all damages arising from any breach hereunder. Such termination, relinquishment or expiration shall not relieve any Party from obligations which are expressly indicated to survive termination of this Agreement.
          10.3.3 The provisions of Articles 7 (other than Section 7.5), 9 and 11 and Sections 4.2.4, 4.4.3, 4.8 (except for expiration pursuant to Section 10.1(b) or (c)), 5.6, 6.1, 6.2 (except for expiration pursuant to Section 10.1(b) or (c) or termination pursuant to Section 10.2), 8.4 and 10.3 as well as any applicable definitions in Article 1, shall survive the termination or expiration of this Agreement for any reason, in accordance with their respective terms and conditions, and for the duration stated, and where no duration is stated, shall survive indefinitely.
ARTICLE 11
MISCELLANEOUS
     11.1 Dispute Resolution. Unless otherwise set forth in this Agreement, in the event of a dispute arising under this Agreement between the Parties (except for a dispute subject to resolution as set forth in Section 3.2), either Party shall have a right to refer such dispute to the respective Executive Officers, and such Executive Officers shall attempt in good faith to resolve such dispute. If the Parties are unable to resolve a given dispute pursuant to this Section 11.1 within thirty (30) calendar days of referring such dispute to the Executive Officers, either Party may have the given dispute settled by binding arbitration pursuant to Section 11.2.
     11.2 Arbitration Request. If a Party intends to begin an arbitration to resolve a dispute arising under this Agreement, such Party shall provide written notice (the “Arbitration Request”) to the other Party of such intention and the issues for resolution. From the date of the Arbitration Request and until such time as the dispute has become finally settled, the running of the time periods as to which Party must cure a breach of this Agreement becomes suspended as to any breach that is the subject matter of the dispute.
          11.2.1 Additional Issues. Within twenty (20) Business Days after the receipt of the Arbitration Request, the other Party may, by written notice, add additional issues for resolution.
          11.2.2 No Arbitration of Patent/Confidentiality Issues. Unless otherwise agreed by the Parties, disputes relating to Patents or non-disclosure, non-use or maintenance of Confidential Information shall not be subject to arbitration, and shall be submitted to a court of competent jurisdiction.
          11.2.3 Arbitration Procedure. The Arbitration shall be held in the continental United States under the rules of the American Arbitration Association (“AAA”). The arbitration

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shall be conducted by three (3) arbitrators who are knowledgeable in the subject matter at issue in the dispute. One (1) arbitrator will be selected by Mpex, one (1) arbitrator will be selected by Axcan, and the third arbitrator will be selected by mutual agreement of the two (2) arbitrators selected by the Parties. The arbitrators may proceed to an award, notwithstanding the failure of either Party to participate in the proceedings. The arbitrators shall, within fifteen (15) calendar days after the conclusion of the arbitration hearing, issue a written award and statement of decision describing the essential findings and conclusions on which the award is based, including the calculation of any damages awarded. The arbitrators shall be authorized to award compensatory damages, but shall not be authorized to award non-economic damages or punitive, special, consequential, or any other similar form of damages, or to reform, modify or materially change this Agreement. The arbitrators also shall be authorized to grant any temporary, preliminary or permanent equitable remedy or relief the arbitrators deem just and equitable and within the scope of this Agreement, including an injunction or order for specific performance. The award of the arbitrators shall be the sole and exclusive remedy of the Parties (except for those remedies set forth in this Agreement), the Parties hereby expressly agree to waive the right to appeal from the decisions of the arbitrators, and there shall be no appeal to any court or other authority (government or private) from the decision of the arbitrators. Judgment on the award rendered by the arbitrators may be enforced in any court having competent jurisdiction thereof, subject only to revocation on grounds of fraud or clear bias on the part of the arbitrators. Notwithstanding anything contained in this Section 11.2 to the contrary, each Party shall have the right to institute judicial proceedings against the other Party or anyone acting by, through or under such other Party, in order to enforce the instituting Party’s rights hereunder through specific performance, injunction or similar equitable relief.
          11.2.4 Costs. Each Party shall bear its own attorneys’ fees, costs, and disbursements arising out of the arbitration, and shall pay an equal share of the fees and costs of the arbitrators; provided, however, that the arbitrators shall be authorized to determine whether a Party is the prevailing Party, and if so, to award to that prevailing Party reimbursement for its reasonable attorneys’ fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges and travel expenses).
          11.2.5 Preliminary Injunctions. Notwithstanding anything in this Agreement to the contrary, a Party may seek a temporary restraining order or a preliminary injunction from any court of competent jurisdiction in order to prevent immediate and irreparable injury, loss, or damage on a provisions basis, pending the decision of the arbitrators on the ultimate merits of any dispute.
          11.2.6 Confidentiality. All proceedings and decisions of the arbitrators shall be deemed Confidential Information of each of the Parties, and shall be subject to Article 7.
     11.3 Governing Law. This Agreement and any dispute arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to conflicts of laws principles.
     11.4 Assignment. Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other Party, except that: (a) Mpex

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may assign this Agreement as a whole to Spinco without the prior written consent of Axcan, provided that, until the Closing, Mpex remains fully liable for the performance of Mpex’s obligations hereunder by Spinco; and (b) Axcan may assign this Agreement, in whole or in part, without the prior written consent of Mpex, (i) to any Affiliate of Axcan or (ii) to a Third Party successor to substantially all of the business of Axcan to which this Agreement relates, whether in a merger, sale of stock, sale of assets or other transaction. Any permitted successor or assignee of rights and/or obligations of a Party shall, in writing to the other Party, expressly assume performance of such rights and/or obligations. The terms and conditions of this Agreement shall be binding upon and shall inure to the benefit of the successors, heirs, administrators and permitted assigns of the Parties. Any purported assignment in violation of this Section 11.4 shall be null, void and of no legal effect.
     11.5 Force Majeure. No Party shall be held liable or responsible to the other Party nor be deemed to be in default under, or in breach of any provision of, this Agreement for failure or delay in fulfilling or performing any obligation of this Agreement when such failure or delay is due to force majeure, and without the fault or negligence of the Party so failing or delaying. For purposes of this Agreement, force majeure is defined as causes beyond the control of the Party, including acts of God; acts, regulations, or laws of any government; war; civil commotion; destruction of production facilities or materials by fire, flood, earthquake, explosion or storm; labor disturbances; epidemic; and failure of public utilities or common carriers. In such event Mpex or Axcan, as the case may be, shall immediately notify the other Party of such inability and of the period for which such inability is expected to continue. The Party giving such notice shall thereupon be excused from such of its obligations under this Agreement as it is thereby disabled from performing for so long as it is so disabled for up to a maximum of ninety (90) calendar days, after which time Mpex or Axcan, the Party not affected by the force majeure, may terminate this Agreement. To the extent possible, each Party shall use reasonable efforts to minimize the duration of any force majeure.
     11.6 Notices. Any notice or request required or permitted to be given under or in connection with this Agreement shall be deemed to have been sufficiently given if in writing and personally delivered or sent by certified mail (return receipt requested), facsimile transmission (receipt verified), or overnight express courier service (signature required), prepaid, to the Party for which such notice is intended, at the address set forth for such Party below:

If to Mpex, addressed to:	Mpex Pharmaceuticals, Inc.
11535 Sorrento Valley Road
San Diego, CA 92121
Attention: President
Facsimile: (858) 436-3143

with a copy to:	DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121
Attention: Ross L. Burningham, Esq.
Facsimile: (858) 638-5023

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If to Axcan, addressed to:	Axcan Holdings Inc.
100 Somerset Corporate Boulevard
Bridgewater, New Jersey 08807
Attention: Frank Verwiel
Facsimile: (908) 252-2026

with a copy to:	Axcan Holdings Inc.
100 Somerset Corporate Boulevard
Bridgewater, New Jersey 08807
Attention: Terri Stevens
Facsimile: (908) 927-9648

with a copy to:	Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
Attention: Marc A. Rubenstein
Facsimile: (617) 235-0706
or to such other address for such Party as it shall have specified by like notice to the other Party, provided that notices of a change of address shall be effective only upon receipt thereof. If delivered personally or by facsimile transmission, the date of delivery shall be deemed to be the date on which such notice or request was given. If sent by overnight express courier service, the date of delivery shall be deemed to be the next business day after such notice or request was deposited with such service. If sent by certified mail, the date of delivery shall be deemed to be the third (3rd) business day after such notice or request was deposited with the U.S. Postal Service.
     11.7 Export Clause. Each Party acknowledges that the laws and regulations of the United States restrict the export and re-export of commodities and technical data of United States origin. Each Party agrees that it will not export or re-export restricted commodities or the technical data of the other Party in any form without the appropriate United States and foreign government licenses.
     11.8 Waiver. Neither Party may waive or release any of its rights or interests in this Agreement except in writing. The failure of either Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition. No waiver by either Party of any condition or term in any one or more instances shall be construed as a continuing waiver of such condition or term or of another condition or term.
     11.9 Severability. If any provision hereof should be held invalid, illegal or unenforceable in any jurisdiction, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions hereof shall remain in full force and effect in such jurisdiction and shall be

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liberally construed in order to carry out the intentions of the Parties hereto as nearly as may be possible. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.
     11.10 Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto and the Option Agreement, the Merger Agreement and the License Agreement, set forth all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto and supersede and terminate all prior agreements and understanding between the Parties except for the Confidentiality Agreement (as defined in Section 5.2.1 of the Option Agreement). There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties hereto unless reduced to writing and signed by the respective authorized officers of the Parties.
     11.11 Independent Contractors. Nothing herein shall be construed to create any relationship of employer and employee, agent and principal, partnership or joint venture between the Parties. Each Party is an independent contractor. Neither Party shall assume, either directly or indirectly, any liability of or for the other Party. Neither Party shall have the authority to bind or obligate the other Party and neither Party shall represent that it has such authority.
     11.12 Headings; Interpretation. Headings used herein are for convenience only and shall not in any way affect the construction of or be taken into consideration in interpreting this Agreement. Further, in this Agreement: (a) the word “including” shall be deemed to be followed by the phrase “without limitation” or like expression; (b) the singular shall include the plural and vice versa; and (c) masculine, feminine and neuter pronouns and expressions shall be interchangeable.
     11.13 Books and Records. Any books and records to be maintained under this Agreement by Mpex shall be maintained in accordance with U.S. generally accepted accounting principles, consistently applied, except that the same need not be audited. Mpex will maintain complete and accurate records in sufficient detail to permit Axcan to monitor the Development Costs. Upon reasonable prior written notice, such records shall be available during regular business hours for a period of three (3) years from the end of the calendar quarter to which they pertain for examination, by an independent certified public accountant selected by the Axcan and reasonably acceptable to Mpex, who has entered into a confidentiality agreement with both Parties, for the sole purpose of verifying the accuracy of Mpex’s reports pursuant to Section 5.2. Any such auditor shall not disclose any Confidential Information of Mpex, except to the extent such disclosure is necessary to verify the accuracy of such reports. The costs of any such examination shall be borne by Axcan; provided that, if the results of such examination reveal an overpayment of Development Costs by greater than seven-and-one-half percent (7.5%), then reasonable audit fees charged by the independent certified public accountant for such examination shall be paid by Mpex prior to the assumption of this Agreement by Spinco pursuant to Section 2.1 and by Spinco as of and following the assumption of this Agreement by Spinco pursuant to Section 2.1.

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     11.14 Further Assurances. Each Party agrees to do and perform all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, necessary or that the other Party may deem advisable in order to carry out the intent and accomplish the purposes of this Agreement and to evidence, perfect or otherwise confirm a Party’s rights hereunder. The foregoing obligation shall continue to apply to Mpex after the assumption of this Agreement by Spinco until the Closing.
     11.15 Parties in Interest. All of the terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by the Parties hereto and their respective successors, heirs, administrators and permitted assigns. For the avoidance of doubt, at the Effective Time, the Surviving Corporation shall assume all of Sub’s obligations, and succeed to all of Sub’s rights, under this Agreement.
     11.16 Construction of Agreement. The terms and provisions of this Agreement represent the results of negotiations between the Parties and their representatives, each of which has been represented by counsel of its own choosing, and neither of which has acted under duress or compulsion, whether legal, economic or otherwise. Accordingly, the terms and provisions of this Agreement shall be interpreted and construed in accordance with their usual and customary meanings, and each of the Parties hereto hereby waives the application in connection with the interpretation and construction of this Agreement of any rule of law to the effect that ambiguous or conflicting terms or provisions contained in this Agreement shall be interpreted or construed against the Party whose attorney prepared the executed draft or any earlier draft of this Agreement.
     11.17 Supremacy. In the event of any express conflict or inconsistency between this Agreement and the Development Plan or of any Schedule or Exhibit hereto, the terms of this Agreement shall control. The Parties understand and agree that the Schedules and Exhibits hereto are not intended to be the final and complete embodiment of any terms or provisions of this Agreement, and are to be updated from time to time during the Term, as appropriate and in accordance with the provisions of this Agreement.
     11.18 Counterparts. This Agreement may be signed in counterparts, each and every one of which shall be deemed an original, notwithstanding variations in format or file designation which may result from the electronic transmission, storage and printing of copies of this Agreement from separate computers or printers. Facsimile signatures and signatures transmitted via PDF shall be treated as original signatures.
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     IN WITNESS WHEREOF, the Parties have caused this Development Agreement to be executed by their duly authorized representatives as of the Effective Date.

Mpex Pharmaceuticals, Inc.

By: Name:	/s/ Daniel Burgess Daniel Burgess
Title:	President and Chief Executive Officer

Axcan Holdings Inc.

By: Name:	/s/ Steve Gannon Steve Gannon
Title:	Senior VP, Chief Financial Officer and Treasurer

Axcan Lone Star Inc.

By: Name:	/s/ Steve Gannon Steve Gannon
Title:	Senior VP, Chief Financial Officer and Treasurer

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Schedule 1.45
KEY EMPLOYEES
[*]

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Schedule 1.78
DEVELOPMENT COSTS SPREADSHEET
(see attached)

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Schedule 4.9
OTHER DEVELOPMENT PERSONNEL
[*]

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Exhibit A
INITIAL DEVELOPMENT PLAN
(see attached)

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C O N F I D E N T I A L
Integrated Product Development Plan
MP-376 (Aeroquin)

The information contained within this document is Confidential and is intended for use in the development process of MP-376 (Aeroquin). It is the property of Mpex Pharmaceuticals, Inc. and should not be copied by or distributed to persons not involved in the development of this product unless such persons are bound by a Confidentiality Agreement.

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TABLE OF CONTENTS

1. INTRODUCTION AND OVERVIEW	4
1.1. Recent Regulatory History	4
1.2. Proposed Indication(s), Dosing Regimen	4
1.3. Proposed Filing Dates	4
1.4. Key Issues to Launch	4
1.5. Major Development Milestones	5
1.6. Key Development Assumptions	5
1.7. Identification of Go/No-Go Decision Points	6
2. BACKGROUND	6
2.1. Disease and medical need	6
2.2. Chemical Structure and Pharmacological Class	8
2.3. Formulation/Presentation	9
2.4. Summary of Preclinical Pharmacokinetic Findings	10
2.5. Summary of Significant Pathological/Toxicological Preclinical Findings	10
2.6. Summary of Clinical Findings	10
2.7. Legal	13
3. COMMERCIAL DEVELOPMENT STRATEGY	14
4. PRECLINICAL DEVELOPMENT STRATEGY	14
4.1. Objectives of the Preclinical Development Strategy	14
4.2. Nonclinical Pharmacology, ADME, and Toxicology	14
5. CLINICAL DEVELOPMENT STRATEGY	15
5.1. [	15
5.2.	29
5.3.	29
5.4.	30
5.5. ]	56
6. REGULATORY STRATEGY	57
6.1. Regulatory Background	57
6.2. Overall Regulatory Strategy	57
6.3. [	63
6.4. ]	63
7. [	64
7.1.	64
7.2.	64
7.3.	65
7.4. ]	65
8. [	65
8.1.	65
8.2.	65
8.3.	65
8.4.	65
8.5. ]	68
9. FINANCIAL OVERVIEW	69
9.1. Financial Overview	69
9.2. Estimated quarterly development costs for MP-376 through launch	70

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APPENDICES

Appendix 1: Development Plan Overview	71
Appendix 2: Timeline of Product Stability Manufacturing and Testing Tasks	72
Appendix 3: High-Level Resource Plan and Vendor Listing	75

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1. INTRODUCTION AND OVERVIEW
MP-376 is under development in cystic fibrosis patients as aerosol antibiotic therapy for pulmonary infections (see below for minimum and target indications). This development plan will serve as the living document that describes completed, ongoing, and planned development activities through the U.S. and EU launches of the product, as described in the Development Agreement set forth between Mpex and Axcan.
1.1.	Recent Regulatory History
•	February 27, 2008, US orphan designation for “treatment of pulmonary infections due to Pseudomonas aeruginosa and other bacteria in patients with cystic fibrosis.”

•	September 23, 2008 orphan medicinal product designation in the European Union (EU) for the indication of treatment of cystic fibrosis.

•	[*]
1.2.	Proposed Indication(s), Dosing Regimen

Minimum indication sought: Aeroquin is indicated for the management of pulmonary infection due to P. aeruginosa in cystic fibrosis patients. The Aeroquin dosing regimen is [*] using a PARI nebulizer with eFlow technology that is branded for use only with Aeroquin.

Target indication sought: Aeroquin is indicated for the management of pulmonary infections due to P. aeruginosa and other co-infecting bacteria (to be specified) in cystic fibrosis patients. The Aeroquin dosing regimen is [*] using a PARI nebulizer with eFlow technology that is branded for use only with Aeroquin.

1.3.	Proposed Filing Dates

[*]

1.4.	Key Issues to Launch
•	Phase 3 trials must be completed in a timely manner to [*], to [*] for a new class (fluoroquinolone) of aerosol antibiotic.

•	The supply agreement for formulated commercial product must be completed timely to ensure a minimum of 12 month stability data for registration product batches at the time of filing.
1.5.	Major Development Milestones

[*]

1.6.	Key Development Assumptions

Clinical/Regulatory

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•	[*]
Product Supply
•	[*]
Marketing
•	[*]
1.7.	Identification of Go/No-Go Decision Points

[*]
2. BACKGROUND
2.1.	Disease and medical need

Cystic fibrosis (CF) is a life-threatening and chronically debilitating disease that greatly impacts patient quality of life and significantly shortens life expectancy. Patients with CF suffer from chronic infections of the lower respiratory tract that can be caused by one or multiple bacteria, including Pseudomonas aeruginosa (Gibson, 2003). Chronic pulmonary infections are difficult to eradicate and are implicated as the major cause of lung function decline, and associated morbidity and mortality, in CF patients. Approximately 80% of 25-34 year-old CF patients are chronically infected with P. aeruginosa (CFF Registry 2007). Chronic infection with this pathogen is associated with periods of pulmonary exacerbations due to bacterial overgrowth, as well as a decrease in lung function over time from inflammation triggered by bacteria and their toxins (Gibson, 2003).

While Pseudomonas aeruginosa is the pathogen most frequently associated with pulmonary complications in CF, recent studies have demonstrated the complex microbiome of the CF lung. The increasing role of these other pathogens in CF, poor potency of approved treatments against established and emerging CF pathogens in vitro and in the CF lung environment, and inconvenient dosage regimens indicate a need for new inhaled antimicrobial therapies (Dudley, 2008).

Current treatment of chronic pulmonary infections in CF includes intravenous, oral, or aerosol antibiotic therapy. Aerosol delivery of antibiotics directly to the lung increases the local concentration of antibiotic at the site of infection, resulting in enhanced bacterial killing, as compared to systemic administration. Aerosol administration can also improve the safety index of some drugs associated with toxicity when given by the systemic route (Gibson, 2003). Currently, tobramycin solution for inhalation (TOBI) and aztreonam lysine (Cayston) are the only aerosol antibiotics approved for the management of CF patients with P. aeruginosa lung infection in the US and Europe.. There is a need for antibiotics with other mechanisms of action in this difficult-to-treat population.

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Levofloxacin, a fluoroquinolone antibiotic marketed as Levaquin in the U.S., is a broad-spectrum antibiotic with potent activity against key pathogens in CF patients, including P. aeruginosa, and unlike tobramycin, does not suffer from a loss of in vitro activity in CF sputum. Levaquin was approved in the US in 1996 and has been extensively studied as an oral and parenteral therapy for a wide variety of bacterial infections, with a low incidence of side effects.

Studies with levofloxacin and other fluoroquinolones show that these agents demonstrate rapid bacterial killing, with Cmax- and AUC-dependent bacterial killing. Studies in nonclinical models and in the clinic show that efficacy is linked to the plasma area under the curve (AUC): minimum inhibitory concentration (MIC) ratio, or the maximum plasma concentration (Cmax):MIC ratio (Jumbe, 2003; Griffith, 2006; Preston, 1998; Tam, 2005).

Studies with levofloxacin also show that high levels of exposure relative to the MIC can reduce the selection of drug-resistant bacteria in vitro and in vivo (Jumbe, 2003; Tam, 2005). Aerosol administration of levofloxacin results in a high magnitude of exposure relative to the MIC in pulmonary tissues that are greater than that which can be achieved with parenteral or oral administration.

Fluoroquinolone antimicrobial agents are well-suited for inhalational use in cystic fibrosis. Fluoroquinolones are active against many of the established and emerging bacteria in various growth phases, including the stationary growth phase that can occur under various physiological conditions. Fluoroquinolones are also among the most active agents in bacterial biofilms, which are a consequence of chronic P aeruginosa infection in patients with CF that serve to protect bacteria from insults (Dudley, 2008). Studies with levofloxacin show that it has superior potency against key pathogens in CF compared to other drug classes, with no reduction in activity in the presence of CF sputum, anaerobic environments, or biofilms (King, 2009a). The pharmacokinetic (PK)-pharmacodynamic (PD) properties with Cmax and AUC dependent bacterial killing also make fluoroquinolones like levofloxacin well-suited agents for development as inhalational agents. High Cmax concentrations at the site of infection can result in rapid bacterial killing, and reduce the development of drug resistance. For drugs with concentration-dependent (as opposed to time-dependent bacterial killing), drug half-life in pulmonary tissues is less important, and thus dosing intervals can be prolonged. Less frequent dosing is more convenient for patients and can improve adherence to treatment.

MP-376 (levofloxacin inhalation solution) is a new formulation of levofloxacin for aerosol administration that is being developed for management of pulmonary infections with P. aeruginosa in cystic fibrosis patients. MP-376 contains levofloxacin formulated at high concentrations to enable more rapid administration by nebulization. MP-376 consists of levofloxacin formulated with [*] associated with nebulized levofloxacin. Nebulized levofloxacin formulated as MP-376 results in higher exposures to levofloxacin in pulmonary tissues in rats than that seen with levofloxacin formulated in normal saline. The improved lung pharmacokinetics is associated with better efficacy in experimental models of lung infection in mice than that seen with levofloxacin formulated in saline.

MP-376 is administered using an investigational configuration of the handheld PARI eFlow nebulizer, which has been configured specifically for use with MP-376. A [*] with the PARI eFlow nebulizer. Preclinical data forecasting high lung exposures and improved PK-PD

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indices with nebulized MP-376 have translated into therapeutic exposure in the sputum from CF patients. Table 1 shows sputum PK-PD data for aerosolized MP-376 generated from a Phase 1 pharmacokinetic study in CF patients (Mpex 205), and MIC90 data from a collection of sputum bacterial isolates from CF patients (King, 2010). Sputum levofloxacin Cmax and AUC0-24 data were determined after the final [*] of Mpex 205, in which patients received MP-376 [*] (i.e., at pharmacokinetic steady-state conditions). Estimates of the steady-state 24h sputum levofloxacin AUC for [*] dosing were generated by multiplying the single-daily dose value by two. The 24h [*] indices were determined by simple division. MP-376 [*] nebulized using a customized PARI eFlow nebulizer results in high levofloxacin concentrations in CF sputum. Levofloxacin Cmax:MIC and AUC:MIC, the key PK-PD indices for fluoroquinolones are high, even for bacteria considered resistant according to levofloxacin susceptibility breakpoints applicable to oral or intravenous administration.

Table 1 Pharmacokinetic-Pharmacodynamic relationship estimates for MP-376 [*] therapy

[*]

The dosage regimen of [*] was tested in an efficacy and safety Phase 2 study (Mpex 204); this regimen as well as total daily doses of MP-376 4-fold lower produced statistically significant reductions in bacterial density of P. aeruginosa in sputum of CF patients, as well as statistically significant improvements in other clinically important measures of efficacy.

[*]
2.2.	Chemical Structure and Pharmacological Class
[*]

Empirical formula:	[*]

Chemical name:	[*]

Generic name:	Levofloxacin inhalation solution

Abbreviations:	MP-376

Pharm. class:	Chiral fluorinated carboxyquinolone

Molecular weight:	[*]

Melting point:	TBD

Appearance:	[*]

Solubility:	The solubility of levofloxacin hemihydrate in water is pH dependent. Between [*], the pH solubility relationship is essentially constant [*]. Solubility increases thereafter to a maximum of [*], and declines to a [*].

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2.3.	Formulation/Presentation
2.3.1. Clinical Formulation
Yellow-colored solution supplied in ready-to-use polyethylene blow-fill seal (BFS) [*] levofloxacin per mL filled in nominal 3.0 mL clear LDPE ampule produced by BFS technology to [*]. The fill volume is intended to deliver [*]. The solution will be ready to use and intended for inhalation delivery to patients via a [*] nebulizer using a 35L aerosol head ([*]).
For the Phase 3 clinical studies, four clear LDPE ampules will be packaged in a sealed pouch fabricated from the same foil laminate ([*]) that was used for Phase 1 and 2 clinical studies.
2.3.2. Stability
• [*] years stability in 0.7 mL blow-fill polyethylene vials in foil packs demonstrated
• Stability in final pack configuration to be determined
2.3.3. Basic Pharmacological Properties
Levofloxacin is a member of the fluoroquinolone class of antimicrobials. These agents demonstrate antimicrobial activity through inhibition of bacterial DNA gyrase and DNA topoisomerase IV. Fluoroquinolones are rapidly bactericidal, and resistance to fluoroquinolones is mediated by alterations in target sites resulting in reduced affinity of the drug or by efflux of drug from within bacteria by transmembrane pumps.
Levofloxacin formulated in water or as MP-376, at concentrations that are substantially higher than can be administered systemically, was rapidly bactericidal against resistant strains of P. aeruginosa in vitro. In vivo, the extent of bacterial killing of resistant strains of P. aeruginosa in single- and multiple-dose models was greater with microspray aerosol administration than with intraperitoneal (IP) administration. In addition, microspray aerosol doses of MP-376 had better activity than levofloxacin in saline against resistant strains of P. aeruginosa and a strain of K. pneumoniae. Microspray aerosol doses of MP-376 also produced substantial bacterial killing against susceptible and resistant strains of Burkholderia cepacia as well as a strain of S. pneumoniae in a multiple-dose mouse pneumonia model.
[*]
2.4.	Summary of Preclinical Pharmacokinetic Findings

This conclusion is taken from the MP-376 [*]; details of study findings supporting this conclusion may be found therein. [*].

2.5.	Summary of Significant Pathological/Toxicological Preclinical Findings

This conclusion is taken from the MP-376 [*]; details of study findings supporting this conclusion may be found therein. Results from genotoxicity, carcinogenicity and reproductive and developmental toxicity studies are referenced from the Levaquin US Package Insert and support that levofloxacin is not mutagenic, carcinogenic or teratogenic.

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2.6.	Summary of Clinical Findings

Mpex has conducted five clinical studies with MP-376 in CF patients: four clinical pharmacology studies (Mpex 202, Mpex 203, Mpex 205 and Mpex 206) and one efficacy and safety study (Mpex 204) and plans to conduct an additional single-cycle, placebo-controlled efficacy and safety study (Mpex 207) and a multicycle active-comparator study (Mpex 209). Table 2 summarizes the five completed CF clinical studies.

A separate IND ([*]) has been opened for study evaluation of MP-376 in patients with COPD. Under [*], there have been two clinical studies (one completed clinical pharmacology study, Mpex 301, and one completed efficacy and safety study, Mpex 302). The results of these studies are not discussed here.

Earlier clinical pharmacology studies in CF patients listed MP-376 doses by estimated respirable delivered doses (RDDs) calculated from in vitro aerosol characterization studies. For clarity, all MP-376 doses discussed here refer to the dose of MP-376 loaded into the customized configuration of the eFlow nebulizer (loaded doses) unless otherwise stated. All MP-376 clinical studies have used the same investigational configuration of the PARI eFlow nebulizer for use with MP-376. [*].

Table 2 Completed clinical studies with MP-376

[*]

MP-376 studies have shown that levofloxacin sputum concentrations following administration of nebulized MP-376 are high and follow a different elimination profile than that observed following oral dosing of Levaquin in CF patients, supporting it use in CF patients over systemically administered levofloxacin (Geller, 2006). Serum levofloxacin concentrations following administration of MP-376 result from absorption of levofloxacin from the lung and are several orders of magnitude less than achieved in sputum. [*].

Once in the systemic circulation, serum pharmacokinetics and excretion of levofloxacin absorbed from the lung are similar to previously described pharmacokinetics for oral or intravenously administered Levaquin. [*]

Mpex 204 was a randomized, placebo-controlled, double-blind efficacy and safety study evaluating three dosage regimens of MP-376 administered for 28 days to 151 CF patients. As summarized in Table 3, statistically significant differences compared with placebo in several measures of efficacy were demonstrated in this study after 28 days of treatment

Table 3 Summary of efficacy results, MPEX 204 at target marketed MP-376 dose of [*]

[*]

A [*] of levofloxacin “loaded” into the nebulizer as MP-376 is lower than any of the labeled single oral or intravenous doses of Levaquin ([*]). Thus, even if the entire nebulized single dose were to enter the systemic circulation, the systemic exposure to levofloxacin following administration of levofloxacin solution for inhalation would be less than that following administration of a single dose of any of the usual labeled Levaquin regimens.

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[*]

MP-376 was found to be well tolerated across all doses evaluated in MP-376 clinical studies, [*]. Both incidences occurred 30 minutes after the first dose of MP-376 was administered and [*].

The only adverse event clearly related to MP-376 therapy is [*], a term usually meaning [*]. However, [*] is the MedDRA coding term for [*], and that appears to be the meaning behind nearly all events in the MP-376 program. Levofloxacin itself has a [*], which appears to be only partially masked by the added [*]. [*] of subjects complained of [*] during drug administration. In most cases the [*] resolved soon after dosing, but there was at least one report of [*] after drug was stopped.

2.7.	Legal

[*]
3. COMMERCIAL DEVELOPMENT STRATEGY
The commercial development strategy is the responsibility of Axcan and will not be included in this product development plan.
4. PRECLINICAL DEVELOPMENT STRATEGY
4.1.	Objectives of the Preclinical Development Strategy

Mpex has completed the required preclinical studies needed for NDA (505b2) submission and MAA submission. At the end of Phase 2 meeting, the FDA agreed that the existing toxicology package was sufficient to support registration of Aeroquin. No further preclinical studies are planned.

4.2.	Nonclinical Pharmacology, ADME, and Toxicology

Sections 2.4 and 2.5 summarize relevant findings. Details are found in individual study reports and are summarized also in the Investigator Brochure. No further nonclinical studies are planned.
5. CLINICAL DEVELOPMENT STRATEGY
[*]
6. REGULATORY STRATEGY
6.1.	Regulatory Background

On February 27, 2008, the US Office of Orphan Products Development granted approval for orphan designation of MP-376 (levofloxacin inhalation solution) for “treatment of

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pulmonary infections due to Pseudomonas aeruginosa and other bacteria in patients with cystic fibrosis.“ MP-376 (levofloxacin hemihydrate) has also received an orphan medicinal product designation in the European Union (EU) on September 23, 2008 for the indication of treatment of cystic fibrosis.

6.2.	Overall Regulatory Strategy

[*]

9. FINANCIAL OVERVIEW

9.1.	Financial Overview

[*]

9.2.	Estimated quarterly development costs for MP-376 through launch

[*]
Appendix 1: Development Plan Overview
[*]
Appendix 2: Timeline of Product Stability Manufacturing and Testing Tasks
[*]
Appendix 3: High-Level Resource Plan and Vendor Listing
[*]

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